Mathew H. Lubart, Esq. Officer Managing Partner

Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

October 8, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention:  Dennis C. Hult

Re:	Mikros Systems Corporation
Form 8-K dated October 1, 2009
Filed October 5, 2009
File No. 0-14801

Dear Mr. Hult:

We thank you for your comment letter dated October 6, 2009 (the “Comment Letter”) addressed to Mikros Systems Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 8-K dated October 1, 2009 filed October 5, 2009

Item 4.01 Changes in Registrant’s Certifying Accountant

1.           We note that on October 1, 2009, you engaged the accounting firm of ParenteBeard LLC as your independent registered public accounting firm.  We are unable to verify that the firm of ParenteBeard LLC is registered with the Public Company Accounting Oversight Board (PCAOB).  Please have ParenteBeard LLC confirm its registration with the PCAOB and provide us support of that registration.  To the extent that the firm may use more than one name, we would suggest that you clearly indicate in any filing which will contain an audit report from this firm, the name of the firm that is registered with the PCAOB directly below the auditor’s signature on the auditor’s report.  Otherwise, you must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company and file a new Item 4.01 Form 8-K after you have engaged new accountants.  Also include an updated Exhibit 16 letter with your amendment.

ParenteBeard, LLC reflects a name change (not a change of legal entity) of Parente Randolph, LLC.  Parente Randolph, LLC has maintained and continues to maintain a registration with the Public Company Accounting Oversight Board (PCAOB).  The PCAOB has been informed of this name change and is in the process of updating its website to reflect ParenteBeard, LLC as a registered independent accounting firm.

Attached hereto as Attachment A is an email correspondence from PCAOB to Philip J. Santarelli, Chief Risk Officer of ParentBeard, LLC, confirming ParenteBeard’s name change with the PCAOB.

*  *  *  *  *

The requested acknowledgement is attached hereto as Attachment B.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By: /s/ Vincent A. Vietti
      Vincent A. Vietti

cc:   Mr. Thomas J. Meaney, Chief Executive Officer
        Mikros Systems Corporation

Attachment A

From: Huynh, Hannah [mailto:HuynhH@pcaobus.org]
Sent: Tuesday, October 06, 2009 11:19 AM
To: Santarelli, Philip
Cc: Williams, Sarah
Subject: RE: Name change

Philip,

We have changed your name in our system.  It will take a little longer for the name change to appear on our website.

We look forward to receiving your Form 3 once the new rules take effect.  Thanks.

Regards,

Hannah

Attachment B

October 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  Dennis C. Hult

Re:	Mikros Systems Corporation
Form 8-K dated October 1, 2009
Filed October 5, 2009
File No. 0-14801

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Mikros Systems Corporation dated October 6, 2009, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mikros Systems Corporation

By:  /s/ Thomas J. Meaney
                                                                        Thomas J. Meaney
                                                                        Chief Executive Officer

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